SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of May, 2004

Ducati Motor Holding S.p.A.
(Translation of registrant’s name into English) Via Cavalieri Ducati, 3 Bologna 40132 Italy

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F _______X_______	Form 40-F______________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____________	No________X_________

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-____________

SIGNATURES

Date May 14, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Ducati Motor Holding S.p.A.
Registrant

By:	/s/ Fabrizio Nardi
Fabrizio Nardi Ducati Motor Holding S.p.A.

DUCATI MOTOR HOLDING ANNOUNCES FIRST QUARTER 2004 RESULTS

- Strong sales and EBITDA growth and return to profitability -

Bologna, Italy, May 14, 2004 - Ducati Motor Holding S.p.A. (NYSE: DMH, Borsa Italiana S.p.A: DMH), a leading manufacturer of high performance motorcycles, today announced financial results for the first quarter ended March 31, 2004.

For the first quarter of 2004, revenues were Euro 100.3 million up 23.4% including forex (or up 26.3% excluding forex) over the same period in 2003. The improvement was mainly due to a 22.1% increase in unit sales and a 41,2% increase of accessories and apparel sales, despite continuing adverse forex. Revenues from Ducati motorcycles for the period increased 22.1% to Euro 80.0 million and represented 79.8% of total revenues. Motorcycle-related products, including spare parts, technical accessories and apparel, increased 23.5% to Euro 18.8 million over the comparable period in the previous year.

Gross margin was 35.9% of revenues including forex effects (or 37.2% excluding forex effects) versus 36.9% in the same period a year ago, due to the negative foreign exchange impact more than offsetting margin improvements. Sales costs represented 19.1% of sales versus 21.4% in the period last year.

EBITDA was a Euro 12.3 million, up 37.6% including forex (or up 54.8% excluding forex) representing 12.3% of revenues, versus 11.0% in the period of the previous year.

Pre-tax profit of the Ducati Group was€ Euros 0.8 million in the first quarter of 2004, compared with a€ loss of Euros 6.2 million in the first quarter of 2003, including the impact of a one-off Euro 3.5 million restructuring charge.

Unofficial Ducati worldwide registrations, a measure of retail sales, were up 11% versus the first quarter of last year, in a market growing 3%. Registrations were up 39% in the US, up 26% in Italy, up 13% in non-subsidiary country and up 8% in the UK. Decreases were recorded in the Benelux Countries down 2%, in France down 7%, Germany down 10% and in Japan down 18%.

The Company’s net debt at March 31, 2004 was € Euro 121.2 million, down versus the Euro 123.6 €million at the same date a year earlier, and up versus Euro 117.2 million at December 31, 2003. The company’s gearing ratio was 76% at March 31, 2003 versus 79% at the same date a year earlier and 74% at December 31, 2003.

“2004 has got off to a great start,” said Federico Minoli, Ducati Chairman and Chief Executive Officer. “All key indicators are positive: unit sales, registrations, profitability and cash are going in the right direction. Our products are meeting with enthusiasm in the market and momentum is building, and we look forward with great excitement to seeing all our fans and friends at World Ducati Week, from May 17th to 23rd, where we are expecting record attendance.”

“The year started well but we cannot be complacent,” said Enrico D’Onofrio, Ducati Chief Financial Officer. “2004 remains a year of consolidation and we have to work hard to reach our targets of sales growth, return to profitability and net debt improvement.”

Separately, the company announced that Fabrizio Nardi, Group Financial Controller, will assume the role of Director of Investor Relations in addition to his current responsibilities. He takes over from Christopher Spira who will work on other projects within the group.

Founded in 1926, Ducati builds racing-inspired motorcycles characterized by unique engine features, innovative design, advanced engineering and overall technical excellence. The Company produces motorcycles in five market segments which vary in their technical and design features and intended customers: Superbike, Supersport; Monster, Sport Touring and Multistrada. The Company’s motorcycles are sold in more than 60 countries worldwide, with a primary focus in the Western European, Japan and North American markets. Ducati has won twelve of the last fourteen World Superbike Championship titles and more individual victories than the competition put together. For more information about the Company, please visit our web site at http://www.ducati.com

This press release contains statements that are forward-looking and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, as described in documents previously filed by the Company with CONSOB and with the U.S. Securities and Exchange Commission.

For further information, please contact: Fabrizio Nardi Investor Relations

Ducati Motor Holding S.p.A. Via Cavalieri Ducati, 3 Bologna 40132 Italy

Main Tel: + 39 051 6413 111 Direct tel: + 39 051 6413 213 Direct fax: + 39 051 6413 223 E-mail: fabrizio.nardi@ducati.com

Ducati Motor Holding
Page: 3 of 6

Ducati Motor Holding S.p.A. and Subsidiaries
Net Sales and Shipment Data

	Three Months Ended		Three Months Ended
	Mar, 31	Mar, 31	Mar, 31	Mar, 31
	2004	2003	2004	2003

Net Sales (Euro in thousands, US$ in thousands)

Motorcycles	€ 80,014	€ 65,518	$ 97,809	$ 80,089
Spare Parts, Accessories, Apparel	18,824	15,244	23,010	18,634
Miscellaneous Other	1,462	504	1,788	617

Total net sales	€100,300	€ 81,266	$ 122,607	$ 99,340

Ducati Units
Motorcycle shipments:			% Change

North America	1,280	836	53.1%
Main European market	5,721	4,700	21.7%
Japan	533	631	(15.5%)
Rest of World	1,936	1,587	22.0%

Total	9,470	7,754	22.1%

Motorcycle product mix:			% Change

Sport Segment (Superbike & Supersport)	3,331	3,683	(9.6%)
Sport Naked	4,352	3,497	24.4%
Sport Touring	856	492	74.0%
Multistrada	931	82	na

Total	9,470	7,754	22.1%

Unofficial Motorcycle Registrations:			% Change

North America	1,325	950	39.5%
Main European market	6,150	5,582	10.2%
Japan	727	884	(17.8%)
Rest of World	1,287	1,139	13.0%

Total	9,489	8,555	10.9%

Ducati Motor Holding
Page: 4 of 6

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands, US$ in thousands, except per share and share amounts)

	Three Months Ended		Three Months Ended

	Mar, 31	Mar, 31	Mar, 31	Mar, 31	Percent
	2004	2003	2004	2003	Change

Net Sales	€ 100,300	€ 81,266	$ 122,607	$ 99,340	23.4%
Cost of goods sold	(64,269)	(51,244)	(78,562)	(62,641)

Gross Profit	36,031	30,022	44,045	36,699	20.0%
Other operating revenues	5,835	6,102	7,133	7,459
SG&A expenses	(29,291)	(26,873)	(35,805)	(32,850)
Other operating income	(234)	(205)	(286)	(251)
Depreciation & amortization	(9,659)	(9,184)	(11,808)	(11,227)

Operating income/(loss)	2,682	(138)	3,279	(170)	na

Financing expense, net	(1,916)	(2,439)	(2,342)	(2,981)
Other non-operating income/(expense), net	(10)	(3,584)	(12)	(4,381)

Profit/(loss)before income taxes	756	(6,161)	925	(7,532)	na

Shares outstanding	158,500,963	158,500,963	158,500,963	158,500,963

					Percent
Other Financial Data					Change
Motorcycles Produced (Units)	11,238	10,366			8.4%
Motorcycles Sold (Units)	9,470	7,754			22.1%
Unofficial Registrations (Units)	9,489	8,555			10.9%
EBITDA	12,331	8,962	15,073	10,954	37.6%
EBITDA Margin	12.3%	11.0%

Note : On March 31, 2004 US$1= 0,7995 Euros

Ducati Motor Holding
Page: 5 of 6

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(Euro in thousands)

	March 31, 2004		March 31, 2003

	€	%	€	%

Current assets
Cash and cash equivalents	26,168		23,429
Trade receivables, net	106,347		84,443
Inventories	119,129		131,922
Other current assets	17,963		22,317

Total current assets	269,607	54.5%	262,111	54.8%

Non current assets
Property, plant and equipment-net	65,089		70,385
Intangible fixed assets, net	122,671		130,513
Equity investments	12		12
Other long-term assets	37,160		15,581

Total non current assets	224,932	45.5%	216,491	45.2%

Total assets	494,539	100.0%	478,602	100.0%

Current liabilities
Short-term bank borrowings	70,884		55,746
Current portion of long-term debt	5,532		3,146
Accounts payable - trade	112,726		110,715
Income and other taxes payables	12,976		6,264
Other current liabilities	20,980		23,049
Provisions for risks and charges - current portion	4,824		8,637

Total current liabilities	227,922	46.1%	207,557	43.4%

Long-term liabilities
Long-term debt, net of current portion	81,890		86,000
Employees’ leaving entitlement	8,648		7,459
Deferred income taxes	31		35
Other long-term liabilities	14,075		17,099
Provision for risks and charges - long term portion	2,518		3,998

Total long-term liabilities	107,162	21.7%	114,591	23.9%

Total liabilities	335,084		322,148

Total Group shareholders' equity	159,455	32.2%	156,454	32.7%

Total liabilities and shareholders' equity	494,539	100%	478,602	100%

Ducati Motor Holding
Page: 6 of 6

Ducati Motor Holding S.p.A.
Consolidated Statements of Operations Data
(US$ in thousands)

	March 31, 2004		March 31, 2003

	US$	%	US$	%

Current assets
Cash and cash equivalents	31,988		28,640
Trade receivables, net	129,998		103,223
Inventories	145,623		161,261
Other current assets	21,958		27,280

Total current assets	329,567	54.5%	320,404	54.8%

Non current assets
Property, plant and equipment-net	79,565		86,039
Intangible fixed assets, net	149,953		159,539
Equity investments	15		15
Other long-term assets	45,424		19,046

Total non current assets	274,957	45.5%	264,639	45.2%

Total assets	604,524	100.0%	585,043	100.0%

Current liabilities
Short-term bank borrowings	86,649		68,144
Current portion of long-term debt	6,762		3,846
Accounts payable - trade	137,796		135,338
Income and other taxes payables	15,862		7,657
Other current liabilities	25,646		28,175
Provisions for risks and charges - current portion	5,897		10,558

Total current liabilities	278,612	46.1%	253,718	43.4%

Long-term liabilities
Long-term debt, net of current portion	100,102		105,126
Employees’ leaving entitlement	10,571		9,118
Deferred income taxes	38		43
Other long-term liabilities	17,205		20,902
Provisionfor risks and charges - long term portion	3,078		4,887

Total long-term liabilities	130,994	21.7%	140,076	23.9%

Total liabilities	409,606		393,794

Total Shareholders’ equity	194,918	32.2%	191,249	32.7%

Total liabilities and shareholders’ equity	604,524	100.0%	585,043	100.0%